August 2, 2023

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 169 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided by telephone on June 16, 2023, concerning Post-Effective Amendment No. 169 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to 11 new series of the Trust. The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 5, 2023, pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Trust will apply any revisions made in response to the Staff’s comments to disclosures throughout the registration statement, to the extent applicable.

b.

Comment: To the extent the Portfolios have entered into Fund of Funds Agreements to comply with Rule 12d1-4, please include those agreements as exhibits to the post-effective amendment. In addition, please file a legal opinion for the new shares that are being registered.

Response: The Trust confirms that the Fund of Funds Agreements with Underlying Portfolios that do not have the same investment adviser will be included as exhibits in a post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act. In addition, the Trust confirms that it will include a legality of shares opinion for shares of the new series in a post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act.

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August 2, 2023

2.	EQ/Conservative Allocation Portfolio Prospectus

a.

Comment: To the extent there are any criteria with respect to maturity and duration that the Portfolio might use with respect to investments in fixed income securities, please disclose them as part of the Portfolio’s principal investment strategy.

Response: The Trust has added the following disclosure to the Principal Investment Strategy section of each Allocation Portfolio’s prospectus: “The Portfolio is not limited with respect to the maturity or duration of the fixed income securities in which it invests.”

b.

Comment: The Portfolio’s principal investment strategy states that the Portfolio invests in high yield bonds. Please disclose the lowest rating in which the Portfolio may invest, and whether the Portfolio may invest in fixed income securities which are in default as a principal strategy.

Response: The Trust has added the following disclosure to the Principal Investment Strategy section of each Allocation Portfolio’s prospectus: “The high yield bond category generally includes fixed income securities rated at least CC by S&P or Fitch or at least Ca by Moody’s or, if unrated, deemed to be of comparable quality by the Underlying Portfolio’s Sub-Adviser.” The Trust confirms that investing in fixed income securities that are in default is not a principal strategy for any of the Allocation Portfolios.

c.

Comment: The “Principal Investment Strategy” section includes the following statement: “The Portfolio is managed so that it can serve as a core part of your larger portfolio.” Please rewrite or clarify the statement, because the intended meaning is unclear, particularly for an insurance contract owner.

Response: The statement has been deleted from the Principal Investment Strategy section of each Allocation Portfolio’s prospectus.

d.

Comment: The “Principal Investment Strategy” section includes the following statement: “Volatility management techniques may reduce potential losses and/or mitigate financial risks to insurance companies that provide certain benefits and guarantees available under the Contracts and offer the Portfolio as an investment option in their products.” Please revise, as the language is potentially misleading to the contract owner because the purpose of the volatility management strategy is to reduce the likelihood of the insurance company having to pay out of its own assets to meet the guarantee, rather than strengthening the financial position of the insurer so that it can meet its guarantee.

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Response: The Trust respectfully disagrees that the referenced language is potentially misleading. The existing disclosure clearly states that volatility management techniques may reduce losses or mitigate financial risks to insurance companies that provide benefits and guarantees. However, in response to the Staff’s comment, the Trust has revised the summary prospectus disclosure as follows:

Volatility management techniques may reduce potential losses and/or mitigate financial risks to insurance companies that provide certain benefits and guarantees available under the Contracts and offer the Portfolio as an investment option in their products. Accordingly, volatility management techniques may also benefit the insurance companies by reducing the risk that the insurance companies will be required to pay amounts to meet the benefits and guarantees from their own resources.

In addition, the Trust has added the following disclosure to the “Volatility Management Risk” risk disclosure in the statutory prospectus:

Insurance companies issuing guaranteed benefits on variable annuity and insurance contracts investing in a Portfolio have a financial interest in preserving the value of the Portfolio and reducing its volatility due to their obligations for these guaranteed benefits (the cost of providing these guaranteed benefits is related to several factors including the performance and volatility of the Portfolio). To the extent a Portfolio is successful in managing the volatility of returns and downside risk, the insurance companies issuing guaranteed benefits on variable annuity and insurance contracts investing in the Portfolio will also benefit from a reduction in their potential investment risk which will reduce their costs of hedging this risk and may reduce their reserve and capital requirements. These financial benefits to the insurance companies may be significant.

e.

Comment: The Market Risk disclosure in the summary risk section includes disclosure regarding actions taken by the U.S. Federal Reserve. Please confirm that the disclosure is updated to reflect recent market events, or update the disclosure here and elsewhere to reflect recent market events.

Response: The Trust confirms that it has updated risk disclosures throughout the registration statement to reflect recent market and other events, as deemed appropriate.

3.	Target Allocation Portfolios’ Prospectus

a.	Comment: The principal strategy disclosure of each Target Allocation Portfolio states that the Portfolio may invest in emerging markets. Please add a corresponding risk factor.

Response: The Trust has added an “Emerging Markets Risk” disclosure to each Target Allocation Portfolio’s summary prospectus as follows:

Emerging Markets Risk: The risks associated with investments in emerging market countries often are significant, and vary from jurisdiction to jurisdiction and company to company. Investments in emerging market countries are more susceptible to loss than investments in more developed foreign countries and may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in more developed foreign countries. Emerging market countries may be more likely to experience rapid and significant adverse developments in their political or economic structures, intervene in financial markets, restrict foreign investments, impose high withholding or other

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taxes on foreign investments, impose restrictive exchange control regulations, or nationalize or expropriate the assets of private companies, which may have negative impacts on transaction costs, market price, investment returns and the legal rights and remedies available to the Portfolio. In addition, the securities markets of emerging market countries generally are smaller, less liquid and more volatile than those of more developed foreign countries, and emerging market countries often have less uniformity in regulatory, accounting, auditing and financial reporting requirements or standards, which may impact the availability and quality of information about issuers, and less reliable clearance and settlement, registration and custodial procedures. Emerging market countries also may be subject to high inflation and rapid currency devaluations, and currency-hedging techniques may be unavailable in certain emerging market countries. In addition, some emerging market countries may be heavily dependent on international trade, which can materially affect their securities markets. Securities of issuers traded on foreign exchanges may be suspended. The likelihood of such suspensions may be higher for securities of issuers in emerging market countries than in countries with more developed markets.

b.

Comment: The Item 9 disclosure for each Portfolio includes disclosure about investments in U.S. government securities and money market instruments. Please add corresponding disclosure to the summary prospectus.

Response: Each Target Allocation Portfolio’s Item 4 principal investment strategy disclosure indicates that the Portfolio may invest in fixed income investments “such as debt securities issued by the U.S. Government and its agencies and instrumentalities … and short-term investments such as money market instruments.” The Item 4 principal risk disclosure likewise includes disclosure about the risks of such fixed income investments, such as Interest Rate Risk, Credit Risk and Liquidity Risk. The Item 9 disclosure includes more detailed disclosure about such investments and risks. Accordingly, the Trust respectfully submits that no additional disclosure is necessary.

c.

Comment: Each Target Allocation Portfolio’s principal strategy states that the Portfolio may invest in mortgage- and asset-backed securities. Confirm that a Portfolio will not go over 15% in non-agency, non-investment grade mortgage- and asset-backed securities. To the extent that a Portfolio may invest in less liquid investments, please explain how that investment is in line with an open-end fund structure, in line with Rule 22e-4. Also, please disclose the types of mortgage-backed securities and asset-backed securities (for example, collateralized loan obligations, collateralized debt obligations, and commercial and residential mortgage-backed securities) in which a Portfolio may invest indirectly, and whether they could be non-investment grade or non-agency. Please also add corresponding principal risk disclosure related to mortgage- and asset-backed securities in the summary prospectus. In addition, if a Portfolio will invest in subprime mortgages as a principal strategy, please disclose this in the “Principal Investment Strategy” section as well as in the “Principal Risks” section.

Response: The Trust has added disclosure to the “Principal Strategy” section of each of these Portfolios to clarify that the Portfolio’s indirect investments in mortgage-backed and

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asset-backed securities include primarily government, corporate, and investment grade agency mortgage-backed and asset-backed securities. The Trust confirms that these Portfolios will not invest in collateralized loan obligations, collateralized debt obligations, or collateralized mortgage obligations as a principal strategy. The Trust further confirms that these Portfolios will not invest, as a principal strategy, in mortgage-backed or asset-backed securities that are non-investment grade or non-agency. The Trust also confirms that these Portfolios will not invest in subprime mortgages as a principal strategy. The Trust has added to each of these Portfolio’s summary prospectuses principal risk disclosure regarding mortgage-backed and asset-backed securities as follows:

Mortgage-Related and Other Asset-Backed Securities Risk: Declines in the credit quality of and defaults by the issuers of mortgage-related and other asset-backed securities or instability in the markets for such securities may decrease the value of such securities, which could result in losses to the Portfolio, and may reduce the liquidity of such securities and make such securities more difficult to purchase or sell at an advantageous time and price. In addition, borrowers may default on the obligations that underlie mortgage-related and other asset-backed securities. The risk of defaults by borrowers generally is greater during times of rising interest rates and/or unemployment rates. The impairment (or loss) of the value of collateral or other assets underlying mortgage-related and other asset-backed securities will result in a reduction in the value of the securities. Certain collateral may be difficult to locate in the event of default, or may be lost, and recoveries of depreciated or damaged collateral may not fully cover payments due on such collateral. Asset-backed securities may not have the benefit of a security interest in collateral comparable to that of mortgage assets, resulting in additional credit risk.

Furthermore, mortgage-related and other asset-backed securities typically provide the issuer with the right to prepay the security prior to maturity. During periods of rising interest rates, the rate of prepayments tends to decrease because borrowers are less likely to prepay debt (such as mortgage debt or automobile loans). Slower than expected payments can extend the average lives of mortgage-related and other asset-backed securities, and this may “lock in” a below market interest rate and increase the security’s duration and interest rate sensitivity, which may increase the volatility of the security’s value and may lead to losses. During periods of falling interest rates, the rate of prepayments tends to increase because borrowers are more likely to pay off debt and refinance at the lower interest rates then available. Unscheduled prepayments shorten the average lives of mortgage-related and other asset-backed securities and may result in the Portfolio’s having to reinvest the proceeds of the prepayments at lower interest rates, thereby reducing the Portfolio’s income.

4.	EQ/Core Plus Bond Portfolio Prospectus

a.

Comment: The “Principal Investment Strategy” section states that the Portfolio normally invests primarily in investment grade fixed income securities, but the disclosure also indicates that the Portfolio may invest up to 40% of its assets in securities rated below investment grade. Please consider whether characterizing the investment using the term “primarily” is accurate.

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Response: The Trust believes that the disclosure is accurate. The principal investment strategy provides that the portfolio managers intend to maintain an “average weighted portfolio quality of BBB- or better, which is considered investment grade,” and further provides that investments in below investment grade securities are subject to a maximum of 40% of the Portfolio’s total assets. Accordingly, the Trust believes that the statement indicating that the Portfolio normally invests primarily in investment grade fixed income securities is accurate.

b.

Comment: The “Principal Investment Strategy” section states that the Portfolio invests in mortgage- and asset-backed securities. Confirm that the Portfolio will not go over 15% in non-agency, non-investment grade mortgage- and asset-backed securities. To the extent that the Portfolio may invest in less liquid investments, please explain how that investment is in line with an open-end fund structure, in line with Rule 22e-4. Also, please disclose the types of mortgage-backed securities and asset-backed securities (for example, collateralized loan obligations, collateralized debt obligations, and commercial and residential mortgage-backed securities) in which the Portfolio may invest, and whether they could be non-investment grade or non-agency. In addition, if the Portfolio will invest in subprime mortgages as a principal strategy, please disclose this in the “Principal Investment Strategy” section as well as in the “Principal Risks” section.

Response: The Trust confirms that the Portfolio does not currently intend to invest more than 15% in non-agency, non-investment grade mortgage- and asset-backed securities or in collateralized loan obligations. The Trust confirms that the Portfolio will not invest in subprime mortgages as a principal strategy and has deleted corresponding subprime risk disclosure from the risk disclosure regarding mortgage-backed and asset-backed securities in the “Principal Risks” section. The Trust expects the Portfolio’s portfolio to consist primarily of investments considered to be highly liquid securities and, therefore, the Portfolio does not anticipate any issues satisfying short-term liquidity needs.

c.

Comment: The “Principal Investment Strategy” section references investments in bank loans. If the Portfolio may hold a significant amount of covenant light loans, please revise the principal risk disclosure to include a description of the heightened risk associated with such loans.

Response: The Trust confirms that the Portfolio will not invest in covenant light loans as a principal strategy.

d.	Comment: Please confirm that LIBOR transition is not a principal risk for this Portfolio.

Response: The Trust believes that the discontinuation of LIBOR is not a principal risk of the Portfolio.

e.

Comment: “Cash Management Risk” is included in the “Principal Risks” section in the Portfolio’s summary prospectus. The “Principal Investment Strategy” section does not include disclosure of a corresponding strategy to hold cash and cash equivalents; please reconcile the risk and the strategy.

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Response: As disclosed in “Cash Management Risk,” the risk is related to the Portfolio’s investment in various derivatives investments, for which the Portfolio may be required to post collateral, and to the Portfolio’s execution of its stated principal investment strategy described in the “Principal Investment Strategy” section of the summary prospectus. Accordingly, the Trust respectfully submits that the current disclosure is complete and accurate.

f.

Comment: We note that the “Principal Investment Strategy” section states that the Portfolio may use forwards and derivative instruments such as options, futures contracts, structured securities or swap agreements. Please provide more detailed derivatives risk disclosure specific to the derivatives the Portfolio might utilize.

Response: The principal risk section currently includes a specific “Futures Contract Risk” risk factor. In addition, the principal risks of options, structured securities and swap agreements are currently described in the “Derivatives Risk” risk factor and additional information about these instruments is provided in the statutory prospectus. The Trust believes that these disclosures are consistent with the guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 regarding derivatives related disclosure and that no additional disclosure in the principal risk section is necessary.

g.

Comment: Please state in the prospectus that if derivatives are included in the Portfolio’s 80% policy, that they will be calculated on a mark to market basis for purposes of compliance with the policy.

Response: The Trust confirms that it currently values any derivatives at mark to market value for purposes of determining compliance with the Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with the Portfolio’s 80% investment policy.

5.	Statutory Prospectus – Allocation Portfolios

a.

Comment: Please move all non-principal risks and strategies to the SAI, or alternatively, please clearly distinguish in the prospectus which are principal and non-principal risks for each Portfolio. Also please describe each principal strategy in the statutory prospectus, otherwise the registrant has not provided a summary, as required by Item 4. See June 2014 guidance on mutual fund enhanced disclosure.

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Response: The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio describes the Portfolio’s principal investment strategies. Additional information associated with the Portfolios’ principal strategies is described within the statutory prospectus. The “More information on strategies, risks, benchmarks and underlying portfolios” section of the statutory prospectus affirms that the Portfolios’ principal strategies are discussed in the summary prospectuses.

The Trust also notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio identifies the Portfolio’s principal risks. Additional information associated with the Portfolios’ principal risks is described within the statutory prospectus. The “More information on strategies, risks, benchmarks and underlying portfolios” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. Each of the Portfolios is a fund of funds with a broad investment mandate (except the EQ/Core Plus Bond Portfolio, which has a separate prospectus). The section of the prospectus titled “The Portfolios at a Glance” describes the Portfolios’ asset allocations and identifies the Underlying Portfolios in which the Portfolios may invest. The second paragraph in the section titled “Risks,” beginning on page 84, provides: “To the extent a Portfolio invests in Underlying Portfolios that invest primarily in certain types of securities or other instruments (such as equity securities …, fixed income securities …, or foreign securities), the performance of the Portfolio will be subject to the risks of investing in such securities or other instruments.” In addition, in the section titled “Risks,” beginning on page 84, the first paragraph under the heading “Risks of Equity Investments” states that each Portfolio may invest a portion of its assets in Underlying Portfolios that emphasize investments in equity securities; the first paragraph under the heading “Risks of Fixed Income Investments” states that each Portfolio may invest a portion of its assets in Underlying Portfolios that invest primarily in debt securities; and the first paragraph under the heading “Risks of Foreign Securities Investments” states the each Portfolio may invest a portion of its assets in Underlying Portfolios that invest primarily in foreign securities. In addition, in the section titled “Risks,” beginning on page 84, the first paragraph under the heading “General Risks” states that each Portfolio and each of the Underlying Portfolios may be subject to certain general investment risks. The Trust believes that this approach is permissible under General Instruction C of Form N-1A, which provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” so long as the information does not impede understanding of the information that is required to be included.

In addition, General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes that the information disclosed in response to Item 4 need not be identified again as a principal strategy or a principal risk in response to Item 9(b). Accordingly, the Trust believes that no revisions are required.

6.	Statement of Additional Information – Allocation Portfolios

a.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions”, the first sentence states: “While the 1940 Act does not define what constitutes “concentration” in an industry, the SEC staff has taken the position that investment of 25% or more of a portfolio’s total assets in one or more issuers conducting their principal business activities in

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the same industry or group of industries constitutes concentration.” Please revise to reflect that this is not just an SEC Staff position, as Form N-1A includes the definition of concentration, the SEC has passed on the definition.

Response: The Trust has revised the referenced statement to remove the reference to “staff.”

b.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions”, the Staff notes the following disclosure: “Each Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” The Staff’s position is that the investments of all of a Portfolio’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the disclosure quoted above to delete the language “that may concentrate their assets in one or more industries.” In addition, please revise the explanatory note to state that “Each Portfolio will consider the investments of such investment companies and investment vehicles in determining compliance with the fundamental restriction.”

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Portfolio’s industry concentration limit. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

c.

Comment: The discussion of the derivatives rule on page 13 of the SAI includes a paragraph discussing “limited derivatives users” under the derivatives rule. If the Portfolios will not be limited derivatives users, please delete this disclosure to avoid investor confusion.

Response: The Portfolios do not directly employ derivatives. The Portfolios invest in Underlying Portfolios that employ derivatives, both as full derivatives users and as limited derivatives users. As the SAI is intended to address the investment strategies and risks of the Portfolios as well as the Underlying Portfolios in which they may invest, the Trust believes the disclosure is appropriate and that no deletions are necessary.

d.	Comment: Please move the disclosure in the SAI section “Other Information – Derivative and Direct Actions” to the prospectus, as requested in a prior Staff comment.

Response: The Trust has considered the staff’s request and believes that placement in the SAI of the above-referenced disclosure is appropriate. The Trust respectfully submits that it is not aware of any Form N-1A requirement to include such disclosure in the prospectus. Indeed, the Trust believes that the placement of the disclosure in the SAI is consistent with Items 15 and 22 of Form N-1A, which expressly require funds to include, in the SAI, disclosure regarding organizational matters and the rights and privileges of owning shares of a fund, as well as with the General Instructions of Form N-1A, which

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state, among other things, that the purpose of the SAI is to include information that “some investors may find useful” but which is not “essential information” that should be included in the prospectus. See General Instruction C.2. Accordingly, the Trust respectfully declines to make any disclosure changes in response to this comment.

e.

Comment: The last sentence in the SAI section “Other Information – Derivative and Direct Actions” states: “The Declaration of Trust further provides that no provision of the Declaration of Trust is effective to waive rights under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.” Please clarify in the disclosure that no provision of the Declaration of Trust applies to claims arising under the federal securities laws, as follows: “The Declaration of Trust further provides that no provision of the Declaration of Trust applies to claims arising ~~is effective to waive rights~~ under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.” The Staff’s position is that the provisions regarding direct and derivative actions cannot apply to a federal securities law claim.

Response: The provision cited in the Staff’s comment accurately reflects the language as it appears in the Trust’s Declaration of Trust, which provides: “No provision of this Declaration of Trust is effective to waive rights under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.” Accordingly, the Trust respectfully submits that the disclosure is accurate and that no changes are required.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Shane Daly, Esq.

Maureen Kane, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP